FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the Quarter ended March 31, 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

AES DRAX HOLDINGS LIMITED

INDEX
		Page

PART I	FINANCIAL INFORMATION

Item 1.	Interim Financial Information	4

Item 2.	Discussion and Analysis of Financial Condition and Results of Operations	4

Item 3.	Market Risks	10

PART II	OTHER INFORMATION

Item 1.	Legal and Regulatory Developments	11

Item 2.	Changes in Securities and Use of Proceeds	11

Item 3.	Defaults Upon Senior Securities	11

Item 4.	Submission of Matters to a Vote of Security Holders	11

Item 5.	Other Information	11

Item 6.	Exhibits	11

SIGNATURES		12

APPENDIX		13

PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in the appendix to this report are stated in pounds sterling. In this report, references to “£”, “pounds sterling” or “Pounds” are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to “US dollars”, “US$” or “$” are to the currency of the United States. In this report, “US GAAP” means US generally accepted accounting principles and “UK GAAP” means UK generally accepted accounting principles.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 2 to our financial statements included in this report.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in this report, and you should also review “Key Information—Risk Factors” and “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 (the “2002 Annual Report”), which we incorporate by reference herein.

You should also consider, among others, the following important factors:

  general economic and business conditions in the UK;

  changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (NETA). NETA was implemented on March 27, 2001;

  general industry trends;

  changes to the competitive environment;

  power prices and resource availability and pricing;

  changes in business strategy, development plans or vendor relationships in the market for power in the UK;

  that the principal hedging arrangement relating to power sales from the Drax Power Station has been terminated, and the Drax Power Station is currently operating as a fully-merchant plant;

  From December 12, 2002 until May 31, 2003, we operated under a standstill agreement (the “Original Standstill Agreement”) between, inter alios, us and certain of our senior creditors, pending discussions on a restructuring of our indebtedness. The standstill period under the Original Standstill Agreement expired on May 31, 2003. In order to maintain stability during a period in which further discussions regarding Restructuring Principles for a consensual restructuring will take place, we have entered into a new standstill agreement (the “Further Standstill Agreement”), the terms of which are substantially the same as the Original Standstill Agreement. The Further Standstill Agreement will expire on June 30, 2003. The outcome of the restructuring discussions cannot be predicted at this time. The arrangements put in place under the Original Standstill Agreement and the Further Standstill Agreement are referred to herein as the Standstill Arrangements;

  availability, terms and deployment of capital;

  interest rate volatility;

  changes in currency exchange rates, inflation rates and conditions in financial markets; and

  availability of qualified personnel.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station’s business is the generation and sale of electricity. Until November 2002, when the hedging contract between AES Drax Power Limited and TXU Europe Energy Trading Limited (TXU Europe) (the “Hedging Contract”) was terminated, generated electricity was sold under a two-part pricing method, representing the two main products, capacity and energy. Under the current market structure, all generated electricity is sold as electrical energy, produced by the Drax Power Station’s electricity generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Electrical energy is expressed as kilowatt hours (“KWh”), megawatt hours (“MWh”), gigawatts hours (“GWh”) or terawatts hours

(“TWh”) of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW. The sale of electrical capacity is expressed as kilowatts (“KW”), megawatts (“MW”), gigawatts (“GW”) or terawatts (“TW”) of electricity available for use at any point in time.

PART I

FINANCIAL INFORMATION

ITEM 1.   INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

Page
A	AES DRAX HOLDINGS LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	A1 - 6
B	AES DRAX POWER LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	B1 - 6
C	AES DRAX LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	C1 - 6
D	AES DRAX ELECTRIC LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	D1 - 6
E	AES DRAX ACQUISITION LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	E1 - 6
F	AES DRAX FINANCING LIMITED
	Condensed Financial Statements for the quarter ended 31 March 2003	F1 - 2

ITEM 2.    DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns all of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. The AES Corporation files quarterly and annual reports with the Securities and Exchange Commission (the “SEC”) under the Securities and Exchange Act of 1934 (the “1934 Act”), which are publicly available. We recently filed our 2002 Annual Report under the 1934 Act with the SEC, which is also publicly available. We sometimes refer to the group of companies which own the Drax Power Station as AES Drax.

Significant Developments During the Three Months Ended March 31, 2003 and Recent Developments

     AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, we have reached an agreement in principle with the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

     For a discussion of significant events in 2002 and recent developments since the beginning of 2003, including the terms of the proposed Further Standstill Agreement, we refer you to “Information on the Company—Significant Developments During 2002 and Recent Developments” in our 2002 Annual Report and to our report on Form 6-K filed with the SEC on May 30, 2003, which we incorporate by reference herein.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in “Key Information—Risk Factors” in our 2002 Annual Report.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. As we have moved back into baseload operation through the first quarter of 2003, both the plant availability and forced outage rates have improved. For the three months ended March 31, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 91.10% and its forced outage rate was 2.2%, compared to 88.70% and 11.26%, respectively, for the three months ended March 31, 2002.

Results of Operations

     AES Drax’s results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     The Hedging Contract historically accounted for a significant portion of the revenues generated by AES Drax, including during the three months ended March 31, 2002. As a result of the termination of the Hedging Contract on November 18, 2002, the Drax Power Station began operating as a fully merchant plant as of November 19, 2002.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	Three months ended	Three months ended
	March 31, 2003	March 31, 2002

	(in £’000’s)
Revenues	136,387	145,844
Gross Profit	59,166	84,379
Administrative expenses	(40,694)	(44,639)
Operating profit	18,472	39,740
Interest receivable and similar income	4,165	5,941
Interest payable and similar charges	(46,113)	(44,084)
(Loss) / profit on ordinary activities before taxation	(23,476)	1,597
Loss on ordinary activities after taxation	(24,638)	(4,398)

Operating Results for the three month periods ended March 31, 2003 and 2002

     Revenues for the quarter ended March 31, 2003 totalled £136.4 million (2002: £145.8 million). The 6.4% decrease in revenues for the first quarter of 2003, compared to the same period in 2002, is due principally to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which was terminated on November 18, 2002, and an overall decline in capture price from an average of £28.11/MWh during the first quarter of 2002 to £19.66/MWh during the first quarter of 2003. Sales in the first quarter of 2003 totalled 6,939.0 GWh (2002: 5,188.2 GWh). The increase in volume was due to the increase in our merchant sales, which have had to compensate for the loss of the Hedging Contract, as the plant now operates on a fully merchant basis.

     The following graph shows the trend in Annual Baseload Contracts for the year ended December 31, 2002 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in December 2001 to £16.92/MWh by December 31, 2002. The following graph also shows the trend in baseload prices since January 1, 2003.

     During the first quarter of 2003, prices increased sharply through January when we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of the TXU group and the issues faced by British Energy at that time.

     Cost of sales for the quarter ended March 31, 2003, which are primarily fuel costs, were £77.2 million, compared to £61.5 million for the quarter ended March 31, 2002. The increase in fuel burnt for the first quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 5,656.3 GWh during the first quarter of 2002 to 7,229.4 GWh during the first quarter of 2003, as the plant has operated on a fully merchant basis and has increased the volume of sales in the first quarter of 2003. The impact of this increase is also reflected in AES Drax’s load factor, which has increased from 66.4% for the quarter ended March 31, 2002 to 85.1% for the quarter ended March 31, 2003.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

     Gross profit (revenues less cost of goods sold) was £59.2 million (2002: £84.4 million) for the quarter ended March 31, 2003. This gives a gross margin of approximately 43.4% (2002: 57.9%) for the first quarter of 2003. The downturn in the gross margin during the first quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the Hedging Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

  Our average selling price (total revenues divided by total volume of electricity sold) decreased by 30.1% for the first quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.
  Our fuel costs increased by 25.6% in the first quarter of 2003, which reflects the increased generation levels.

     Administrative expenses for the quarter ended March 31, 2003 were £40.7 million (2002: £44.6 million). These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with our expectations. The decreased level of expenditure in the first quarter of 2003 was due to the following:

  For the first quarter of 2003, the “Balancing System Use of System” charges, or BSUoS, which cover the NGC costs of balancing the system under NETA, totalled £0.8m of additional costs over the first quarter of 2002, due to increased generation and system usage in the first quarter of 2003 over the same period in 2002.
  The decrease in our insurance premiums following renewal in November 2002, when our premiums decreased from approximately £10.9 million per annum to £6.0 million per annum. This decrease in the premiums payable during the first quarter of 2003 was due in part to the fact that the insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a £5 million each and every event deductible and $1 billion (£600 million) maximum loss cover, and does not include business interruption insurance. This reduced our insurance expense for the quarter ended March 31, 2003 by approximately £0.5 million compared to the same period in 2002.

  Our insurance premiums had significantly increased in 2002 due to:

•	The impact of September 11th on the insurance market as a whole.
•	The withdrawal of certain insurers from the power sector.
•	Insufficient capacity available in the insurance market at the time of renewal in November 2001.
•	AES Drax’s claims history during the first year of such policy.

  The ongoing increased level of professional and legal fees incurred in the first quarter of 2003 associated with ongoing discussions with our senior creditors. Such fees added £3.6 million for the quarter ended March 31, 2003 compared to the same period in 2002.

  The decrease in amortisation expense for the first quarter 2003 following the impairment of fixed assets at year-end 2002. Such charges for the first quarter of 2002 totalled £8.7 million of amortisation of goodwill compared to £Nil for the first quarter of 2003.

  The effects of foreign exchange rate movements on foreign currency balances, mainly intercompany balances denominated in dollars. The results for the quarter ended March 31, 2003 include a foreign exchange loss of £1.1 million, whereas the quarter ended March 31, 2002 includes a foreign exchange gain of £0.02 million. Foreign exchange losses for the quarter ended March 31, 2003 are principally attributable to the appreciation of the dollar relative to the pound sterling during the first quarter of 2003 compared to the depreciation of the dollar relative to the pound sterling during the first quarter of 2002.

  Other reductions and savings in administrative expenses generated a further reduction of £0.2 million against 2002.

     Operating profit from continuing operations was £18.5 million (2002: £39.7 million) for the quarter ended March 31, 2003.

     Interest payable and similar charges were £46.1 million for the first quarter of 2003, compared to £44.1 million for the first quarter in 2002, representing an increase of approximately 4.6%. The interest expense comprises two major components:

(i)	Fixed coupons on the £1,725 million Eurobonds due 2015 which provide for semi-annual coupon payments at a rate of 8.86% per annum and are used by InPower Limited to make payments under the Bank Facility. As of March 31, 2003, the aggregate principal amount outstanding under the Bank Facility was £842.6 million.

(ii)	The senior bonds, which have an aggregate principal amount outstanding (sterling equivalent) of approximately £400 million at March 31, 2003, of which half accrues interest at 10.41% and the other half at 9.07%.

     The additional interest expense charged, in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Bank Facility. The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to 3.9900% as at December 31, 2002 (June 30, 2002: 4.3288%).

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     Interest receivable and other income was £4.2 million for the first quarter of 2003, compared to £5.9 million for the first quarter of 2002, representing a decrease of approximately 30% over the same period in 2002. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap.

     Due to the decreased gross profit during the quarter ended March 31, 2003, we incurred a loss on ordinary activities before taxation of £23.5 million (2002: Profit of £1.6 million), on which we incurred corporation tax of £1.2 million (2002: £6.0 million). This equates to an effective tax rate of 4.9% (2002: 375%), even though UK corporation tax rate is currently 30%. The reason for the decreased tax charge is primarily due to the significant trading loss generated in the quarter ended March 31, 2003, compared to the profit made in the same period in 2002, and the change in the deferred tax provision for the quarter ended March 31, 2003.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax’s claim for Capacity Damages, will now be subject to the administration process relating to TXU Europe and TXU Europe Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with NGC to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal Grid Trade Master Agreement settlement date (tenth business day of the following month). AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, AES Drax has utilized £30 million of funds under the Group Account Agreement to create a new account called the Collateral Financing Account. This account has been used to provide the cash collateral required by one of the Senior Lenders, National Westminster Bank, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 50% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. Our firm sales for Summer 2003 should provide an average capture price of between £15 and £16 per MWh.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account – this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £26.9 million as at May 31, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At May 31, 2003 approximately £31.4 million has been transferred into the Collateral Financing Account. Therefore, the balance on the Collateral Financing Account as at May 31, 2003 was approximately £34.8 million.

•	Cash Cover Account – this account holds the funds which provide cash collateral for the issuance of letters of credit by the National Westminster Bank.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or held for the purposes of debt service. As at May 31, 2003 the balances on the following accounts were:

•	Senior Debt Service Reserve Account	£45.5 million
•	Insurance Reserve Account	£0.02 million

     The £15 million of funds previously held in this account were transferred to the Collateral Financing Account, under the revised Group Account Agreement.

•	Proceeds Account	£23 million

     AES Drax expects to incur approximately £6.8 million in capital expenditures in the year 2003. Future capital commitments shall be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

Directors, Senior Management and Employees

     For information regarding our directors, senior management and employees, we refer you to “Directors, Senior Management and Employees” in our 2002 Annual Report, which we incorporate by reference herein.

ITEM 3.    MARKET RISKS

     AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilized financial instrument contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for speculative purposes.

     AES Drax believes that there have been no material changes in exposure to market risks during the first quarter of 2003 compared with the exposure set forth in “Quantitative and Qualitative Disclosure about Market Risk” in our 2002 Annual Report.

PART II

OTHER INFORMATION

ITEM 1.    LEGAL AND REGULATORY DEVELOPMENTS

     AES Drax Holdings Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Holdings Limited or the other AES Drax companies.

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS

     None.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

     In accordance with the Original Standstill Agreement, certain defaults and events of default on the bonds were permanently waived and certain defaults and events of default were temporarily waived. The standstill period under the Original Standstill Agreement terminated on May 31, 2003. As a result, such temporarily waived defaults and events of default are no longer waived. We are currently seeking the consent of certain of our senior creditors to enter into a Further Standstill Agreement, the terms of which are substantially the same as the Original Standstill Agreement, including the temporary waiver of certain defaults and events of default on the bonds and the permanent waiver of certain defaults and events of default on the bonds. Such waivers will only become effective if, inter alia, at least a majority in principal amount (based on the sterling equivalent of the dollar-denominated bonds) of the holders of the bonds execute the Further Standstill Agreement.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5.    OTHER INFORMATION

     None.

ITEM 6.    EXHIBITS

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

AES DRAX HOLDINGS LIMITED

Date:	June 6, 2003	By:	/s/ Garry Levesley

Garry Levesley
Director

Date:	June 6, 2003	By:	/s/ John Turner

John Turner
Director

APPENDIX

AES DRAX HOLDINGS LIMITED

Financial Statements

31 March 2003

AES DRAX HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March 2003	31 March 2002
	£’000	£’000

TURNOVER – continuing operations	136,387	145,844

Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379

Administrative expenses	(40,694)	(44,639)

OPERATING PROFIT – continuing operations	18,472	39,740

Interest receivable and other income	4,165	5,941

Interest payable and similar charges	(46,113)	(44,084)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES
BEFORE TAXATION	(23,476)	1,597

Tax on (loss) / profit on ordinary activities	(1,162)	(5,995)

RETAINED LOSS FOR THE FINANCIAL PERIOD
TRANSFERRED FROM RESERVES	(24,638)	(4,398)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000
FIXED ASSETS
Tangible assets	1,076,730	1,083,118

CURRENT ASSETS
Stocks	28,485	31,327
Debtors	480,667	514,391
Cash at bank and in hand	151,007	85,020

	660,159	630,738

CREDITORS: amounts falling due within one year	(168,860)	(122,351)

NET CURRENT ASSETS	491,299	508,387

TOTAL ASSETS LESS CURRENT LIABILITIES	1,568,029	1,591,505

CREDITORS: amounts falling due after more than	(2,125,368)	(2,125,368)
one year

PROVISIONS FOR LIABILITIES AND	(18,040)	(16,878)
CHARGES

NET LIABILITIES	(575,379)	(550,741)

CAPITAL AND RESERVES
Called up share capital	20,051	20,051
Profit and loss account	(595,430)	(570,792)

TOTAL EQUITY SHAREHOLDERS’ DEFICIT	(575,379)	(550,741)

AES DRAX HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

Net cash inflow from operating activities	63,755	114,128

Returns on investments and servicing of finance
Interest received	4,100	6,261
Interest paid	(58)	(4,746)

Net cash inflow from returns on investments and servicing of finance	4,042	1,515

Taxation	102	(1)

Capital expenditure
Payments to acquire tangible fixed assets	(1,912)	(1,760)

Cash inflow before use of liquid resources and financing	65,987	113,882

Management of liquid resources
Increase in restricted cash deposits	(451)	(94)

Increase in cash in the period	65,536	113,788

AES DRAX HOLDINGS LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of AES Drax Holdings Limited, its subsidiaries and controlled affiliates (the “Company”). Intercompany transactions and balances have been eliminated. Investments, in which the Company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended March 31, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

AES DRAX HOLDINGS LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION (continued)

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts. The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders’ equity is shown in the following table.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

Pensions

The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

Interest

Under UK GAAP, interest is charged on the £1,725 million Guaranteed Secured Bonds. Under US GAAP, £425 million of the £1,725 million Guaranteed Secured bond is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25.0 million, £370.0 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Goodwill

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

Derivative Instruments and Hedging Activities

In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX HOLDINGS LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	Three month	Three month	Year ended
	period ended	period ended	31 December
	31 March 2003	31 March 2002	2002
	£’000	£’000	£’000

Net loss under UK GAAP	(24,638)	(4,398)	(750,541)
US GAAP adjustments:
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Interest	13,794	11,641	48,370
Derivative gain / (loss)	6,728	10,213	(251)
Impairment of fixed assets	-	-	579,000

Net (loss) / income under US GAAP	(8,942)	29,643	(106,270)

Shareholders’ (deficit) / equity under UK GAAP	(575,379)	6,400	(550,741)
US GAAP adjustments:
Cumulative effect of previous adjustments	1,136,432	497,579	497,579
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Interest	13,794	11,641	48,370
Derivatives	(14,765)	(38,440)	(5,669)
Impairment of fixed assets	-	-	579,000

Shareholders’ equity under US GAAP	555,256	489,367	585,691

AES DRAX POWER LIMITED

Financial Statements

31 March 2003

AES DRAX POWER LIMITED

PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

TURNOVER – continuing operations	136,387	145,844

Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379

Administrative expenses	(39,598)	(35,028)

OPERATING PROFIT – continuing operations	19,568	49,351

Interest receivable and other income	4,163	6,016

Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE
TAXATION	22,889	53,959

Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL
PERIOD TRANSFERRED TO RESERVES	13,927	35,676

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX POWER LIMITED

BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000
FIXED ASSETS
Tangible assets	1,076,730	1,083,118

CURRENT ASSETS
Stocks	28,485	31,327
Debtors	160,087	157,687
Cash at bank and in hand	150,901	84,916

	339,473	273,930

CREDITORS: amounts falling due within one year	(146,753)	(102,687)

NET CURRENT ASSETS	192,720	171,243

TOTAL ASSETS LESS CURRENT LIABILITIES	1,269,450	1,254,361

CREDITORS: amounts falling due after more than
one year	(78,548)	(78,548)

PROVISIONS FOR LIABILITIES AND CHARGES	(18,040)	(16,878)

NET ASSETS	1,172,862	1,158,935

CAPITAL AND RESERVES
Called up share capital	1,000	1,000
Share premium	1,204,542	1,204,542
Profit and loss account	(32,680)	(46,607)

TOTAL EQUITY SHAREHOLDERS' FUNDS	1,172,862	1,158,935

AES DRAX POWER LIMITED

CASH FLOW STATEMENT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

Net cash inflow from operating activities	63,755	111,601

Returns on investments and servicing of finance
Interest received	4,098	6,336
Interest paid	(58)	(1,408)

Net cash inflow from returns on investments and servicing of finance	4,040	4,928

Taxation	102	-

Capital expenditure
Payments to acquire tangible fixed assets	(1,912)	(1,760)

Cash inflow before use of liquid resources	65,985	114,769

Management of liquid resources
Increase in restricted cash deposits	(451)	(94)

Increase in cash in the period	65,534	114,675

AES DRAX POWER LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended March 31, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited’s Annual Report on Form 20-F for the year ended December 31, 2002.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill agreement expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

AES DRAX POWER LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION (continued)

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders’ equity is shown in the following table.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

Pensions

The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

Push down of acquisition debt

Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen-year period commencing 30 June 2000. Principal repayments of £25.0 million, £370.0 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Derivative Instruments and Hedging Activities

In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX POWER LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Push down of acquisition adjustments
Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:

(1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset
(2) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

	Three month	Three month	Year ended
	period ended	period ended 31	31 December
	31 March	March	2002
	2003	2002
	£’000	£’000	£’000

Net income / (loss) under UK GAAP	13,927	35,676	(63,127)
US GAAP adjustments:
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down interest	(15,593)	(13,256)	(8,610)
Derivative gain	4,559	7,477	6,942
Impairment of fixed assets	-	-	29,472

Net (loss) / income under US GAAP	(1,933)	33,615	(52,047)

Shareholders’ equity under UK GAAP	1,172,862	1,257,738	1,158,935
US GAAP adjustments:
Cumulative effect of previous adjustments	(279,071)	(299,832)	(299,832)
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down loan adjustment	-	-	28,055
Derivatives	(4,542)	(41,785)	(20,042)
Impairment of fixed assets	-	-	29,472

Shareholders’ equity under US GAAP	884,423	919,839	879,864

AES DRAX LIMITED

Financial Statements

31 March 2003

AES DRAX LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

TURNOVER – continuing operations	136,387	145,844

Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379

Administrative expenses	(39,598)	(43,497)

OPERATING PROFIT – continuing operations	19,568	40,882

Interest receivable and other income	4,163	6,016

Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	22,889	45,490

Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL
PERIOD TRANSFERRED TO RESERVES	13,927	27,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX LIMITED

CONSOLIDATED BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000
FIXED ASSETS
Tangible assets	1,076,730	1,083,118

CURRENT ASSETS
Stocks	28,485	31,327
Debtors	160,087	157,687
Cash at bank and in hand	150,929	84,943

	339,501	273,957

CREDITORS: amounts falling due within one year	(141,420)	(97,353)

NET CURRENT ASSETS	198,081	176,604

TOTAL ASSETS LESS CURRENT LIABILITIES	1,274,811	1,259,722

CREDITORS: amounts falling due after more than	(368)	(368)
one year

PROVISIONS FOR LIABILITIES AND CHARGES	(18,040)	(16,878)

NET ASSETS	1,256,403	1,242,476

CAPITAL AND RESERVES
Called up share capital	2	2
Share premium	1,893,999	1,893,999
Profit and loss account	(637,598)	(651,525)

TOTAL EQUITY SHAREHOLDERS' FUNDS	1,256,403	1,242,476

AES DRAX LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

Net cash inflow from operating activities	63,755	111,603

Returns on investments and servicing of finance
Interest received	4,099	6,337
Interest paid	(58)	(1,408)

Net cash inflow from returns on investments and servicing of finance	4,041	4,929

Taxation	102	(2)

Capital expenditure
Payments to acquire tangible fixed assets	(1,912)	(1,760)

Cash inflow before use of liquid resources and financing	65,986	114,770

Management of liquid resources
Increase in restricted cash deposits	(451)	(94)

Increase in cash in the period	65,535	114,676

AES DRAX LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

  BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of AES Drax Limited, its subsidiaries and controlled affiliates (the “Company”). Intercompany transactions and balances have been eliminated. Investments, in which the Company has the ability to exercise significant influence but not control, are accounted for using the equity method.

  In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended March 31, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to AES Drax Holdings Limited’s Annual Report on Form 20-F for the year ended December 31, 2002.

  Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

  In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

  Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

  On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

  AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

  Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

  Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

AES DRAX LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

  BASIS OF PRESENTATION (continued)

  The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

  This note is provided in addition to the previous financial information for US users of the accounts.

  The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders’ equity is shown in the following table.

  Deferred taxation

  Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109,   Accounting for Income Taxes.

  Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

  Pensions

  The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

  Push down of acquisition debt

  Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

  Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25.0 million, £370.0 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

  Goodwill

  Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

  Derivative Instruments and Hedging Activities

  In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133,   Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)
Push down of acquisition adjustments
Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:
(1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset
(2) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

	Three month	Three month	Year ended
	period ended	period ended 31	31 December
	31 March	March	2002
	2003	2002
	£’000	£’000	£’000

Net income / (loss) under UK GAAP	13,927	27,207	(646,530)
US GAAP adjustments:
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down interest	(15,593)	(13,256)	(8,610)
Derivative gain	4,559	7,477	6,942
Impairment of fixed assets	-	-	579,000

Net (loss) / income under US GAAP	(1,933)	33,615	(52,046)

Shareholders’ equity under UK GAAP	1,256,403	1,916,213	1,242,476
US GAAP adjustments:
Cumulative effect of previous adjustments	(284,404)	(888,569)	(888,569)
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down loan adjustment	-	-	28,055
Derivative loss	(4,542)	(41,785)	(20,042)
Impairment of fixed assets	-	-	579,000

Shareholders’ equity under US GAAP	962,631	998,046	958,072

AES DRAX ELECTRIC LIMITED

Financial Statements

31 March 2003

AES DRAX ELECTRIC LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

TURNOVER – continuing operations	136,387	145,844

Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379

Administrative expenses	(39,598)	(43,497)

OPERATING PROFIT – continuing operations	19,568	40,882

Interest receivable and other income	4,163	6,016

Interest payable and similar charges	(842)	(1,408)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	22,889	45,490

Tax on profit on ordinary activities	(8,962)	(18,283)

RETAINED PROFIT FOR THE FINANCIAL
PERIOD TRANSFERRED TO RESERVES	13,927	27,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ELECTRIC LIMITED

CONSOLIDATED BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000
FIXED ASSETS
Tangible assets	1,076,730	1,083,118

CURRENT ASSETS
Stocks	28,485	31,327
Debtors	160,087	157,687
Cash at bank and in hand	150,929	84,943

	339,501	273,957

CREDITORS: amounts falling due within one year	(141,420)	(97,353)

NET CURRENT ASSETS	198,081	176,604

TOTAL ASSETS LESS CURRENT LIABILITIES	1,274,811	1,259,722

CREDITORS: amounts falling due after more than one year	(1,200,369)	(1,200,369)

PROVISIONS FOR LIABILITIES AND CHARGES	(18,040)	(16,878)

NET ASSETS	56,402	42,475

CAPITAL AND RESERVES
Called up share capital	505,000	505,000
Profit and loss account	(448,598)	(462,525)

TOTAL EQUITY SHAREHOLDERS' FUNDS	56,402	42,475

AES DRAX ELECTRIC LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

Net cash inflow from operating activities	63,755	111,602

Returns on investments and servicing of finance
Interest received	4,099	6,336
Interest paid	(58)	(1,408)

Net cash inflow from returns on investments and servicing of finance	4,041	4,928

Taxation	102	-

Capital expenditure
Payments to acquire tangible fixed assets	(1,912)	(1,760)

Cash inflow before use of liquid resources and financing	65,986	114,770

Management of liquid resources
Increase in restricted cash deposits	(451)	(94)

Increase in cash in the period	65,535	114,676

AES DRAX ELECTRIC LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

  BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of AES Drax Electric Limited, its subsidiaries and controlled affiliates (the “Company”). Intercompany transactions and balances have been eliminated. Investments, in which the Company has the ability to exercise significant influence but not control, are accounted for using the equity method.

  In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended March 31, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

  Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

  In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

  Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

  On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

  AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

  Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

  Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

AES DRAX ELECTRIC LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION (continued)
The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.
2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP
This note is provided in addition to the previous financial information for US users of the accounts.
.	The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders’ equity is shown in the following table
Deferred taxation
Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.
Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.
Pensions
The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.
Push down of acquisition debt
Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.
Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25.0 million, £370.0 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.
Goodwill
Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.
Derivative Instruments and Hedging Activities
In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX ELECTRIC LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)
Push down of acquisition adjustments
Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:
(1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset
(2) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

	Three month	Three month	Year ended
	period ended	period ended	31 December
	31 March	31 March	2002
	2003	2002
	£’000	£’000	£’000

Net income / (loss) under UK GAAP	13,927	27,207	(646,530)
US GAAP adjustments:
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down interest	(15,593)	(13,256)	(8,610)
Derivative gain	4,559	7,477	6,942
Impairment of fixed assets	-	-	579,000

Net (loss) / income under US GAAP	(1,933)	33,615	(52,046)

Shareholders’ equity under UK GAAP	56,402	527,212	42,475
US GAAP adjustments:
Cumulative effect of previous adjustments	586,206	(17,959)	(17,959)
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Push down loan adjustment	-	-	28,055
Derivatives	(4,542)	(41,785)	(20,042)
Impairment of fixed assets	-	-	579,000

Shareholders’ equity under US GAAP	633,240	479,655	628,681

AES DRAX ACQUISITION LIMITED

Financial Statements

31 March 2003

AES DRAX ACQUISITION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

TURNOVER – continuing operations	136,387	145,844

Cost of sales	(77,221)	(61,465)

GROSS PROFIT	59,166	84,379

Administrative expenses	(40,694)	(44,639)

OPERATING PROFIT – continuing operations	18,472	39,740

Interest receivable and other income	4,165	5,941

Interest payable and similar charges	(46,113)	(44,084)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(23,476)	1,597

Tax on (loss) / profit on ordinary activities	(1,162)	(5,995)

RETAINED LOSS FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(24,638)	(4,398)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000

FIXED ASSETS
Tangible assets	1,076,730	1,083,118

CURRENT ASSETS
Stocks	28,485	31,327
Debtors	905,666	939,391
Cash at bank and in hand	151,007	85,020

	1,085,158	1,055,738

CREDITORS: amounts falling due within one year	(168,860)	(122,352)

NET CURRENT ASSETS	916,298	933,386

TOTAL ASSETS LESS CURRENT LIABILITIES	1,993,028	2,016,504

CREDITORS: amounts falling due after more than	(2,125,368)	(2,125,368)
one year

PROVISIONS FOR LIABILITIES AND CHARGES	(18,040)	(16,878)

NET LIABILITIES	(150,380)	(125,742)

CAPITAL AND RESERVES
Called up share capital	445,050	445,050
Profit and loss account	(595,430)	(570,792)

TOTAL EQUITY SHAREHOLDERS’ DEFICIT	(150,380)	(125,742)

AES DRAX ACQUISITION LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Three months ended 31 March 2003

	Three month	Three month
	period ended	period ended
	31 March	31 March
	2003	2002
	£’000	£’000

Net cash inflow from operating activities	63,755	114,128

Returns on investments and servicing of finance
Interest received	4,100	6,261
Interest paid	(58)	(4,746)

Net cash inflow from returns on investments and servicing of finance	4,042	1,515

Taxation	102	(1)

Capital expenditure
Payments to acquire tangible fixed assets	(1,912)	(1,760)

Cash inflow before use of liquid resources and financing	65,987	113,882

Management of liquid resources
Increase in restricted cash deposits	(451)	(94)

Increase in cash in the period	65,536	113,788

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of AES Drax Acquisition Limited, its subsidiaries and controlled affiliates (the “Company”). Intercompany transactions and balances have been eliminated. Investments, in which the Company has the ability to exercise significant influence but not control, are accounted for using the equity method.

In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three months ended March 31, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obl igations and would not seek to enforce security during the standstill period.

AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its terms. No assurance can be given that a further standstill agreement will be achieved.

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION (continued)

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any withdrawal of adjustments that would result from a support by the Company’s lenders.

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders’ equity is shown in the following table.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under t he liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

Pensions

The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

Interest

Under UK GAAP, interest is charged on the £1,725 million Guaranteed Secured Bonds. Under US GAAP, £425 million forward purchase of equity is offset against the £1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25.0 million, £370.0 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Goodwill

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

Derivative Instruments and Hedging Activities

In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	Three month	Three month
	period ended	period ended	Year ended
	31 March	31 March	31 December
	2003	2002	2002
	£’000	£’000	£’000

Net loss under UK GAAP	(24,638)	(4,398)	(750,541)
US GAAP adjustments:
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Interest	13,794	11,641	48,370
Derivative gain / (loss)	6,728	10,213	(251)
Impairment of fixed assets	-	-	579,000

Net (loss) / income under US GAAP	(8,942)	29,643	(106,270)

Shareholders’ (deficit) / equity under UK GAAP	(150,380)	431,400	(125,742)
US GAAP adjustments:
Cumulative effect of previous adjustments	711,432	72,579	72,579
Goodwill	-	8,469	33,876
Additional depreciation	(4,837)	(4,837)	(19,350)
Deferred tax	5,093	13,637	22,952
Additional depreciation due to deferred tax	(5,082)	(5,082)	(20,326)
Interest	13,794	11,641	48,370
Derivatives	(14,765)	(38,440)	(5,669)
Impairment of fixed assets	-	-	579,000

Shareholders’ equity under US GAAP	555,255	489,367	585,690

AES DRAX FINANCING LIMITED

Financial Statements

31 March 2003

AES DRAX FINANCING LIMITED

BALANCE SHEET
31 March 2003

	31 March	31 December
	2003	2002
	£’000	£’000
FIXED ASSETS
Investments	-	-

	-	-

CAPITAL AND RESERVES
Called up share capital	189,000	189,000
Profit and loss account	(189,000)	(189,000)

TOTAL EQUITY SHAREHOLDERS' FUNDS	-	-

PROFIT AND LOSS ACCOUNT / STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There has been no trading in the current or preceeding financial periods. Therefore, no profit and loss account or statement of total recognised gains and losses has been presented.

F-1

AES DRAX FINANCING LIMITED

NOTES TO THE ACCOUNTS
Three months ended 31 March 2003

1.	BASIS OF PRESENTATION

Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

On December 12, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period expired on May 31, 2003. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

AES Drax has been operating under standstill arrangements with certain of its senior creditors since December 12, 2002. Although the standstill period under the original standstill agreement terminated on May 31, 2003, AES Drax has reached an agreement in principle with the steering committee representing the syndicate of banks which financed our Eurobonds and the ad hoc committee formed by holders of the bonds regarding the terms of a further standstill agreement which, if agreed, would expire on June 30, 2003, unless terminated earlier or extended in accordance with its t erms. No assurance can be given that a further standstill agreement will be achieved.

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

2.	DIFFERENCES BETWEEN UK AND US GAAP

The financial statements are prepared in accordance with UK GAAP. There are no significant differences between UK GAAP and US GAAP that would affect these financial statements.

F-2